

SECURITIES
W



06003058

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45099

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING___1-1-05___ AND ENDING___12-31-05___
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AEW Securities Limited Partnership

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

World Trade Center East, Two Seaport Lane
                    (No. and Street)

Boston   MA   02210
  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James J. Finnegan   (617) 261-9324
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers

             (Name – if individual, state last, first, middle name)

                    Boston   MA   02210
  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions

PROCESSED
JUN 12 2006
THOMSON
FINANCIAL

RECEIVED
MAR 0 8 2006

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____James J. Finnegan_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_AEW Securities Limited Partnership_____ , as
of _____ , 20_____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

SARAH CATHERINE SMITH
Notary Public
Commonwealth of Massachusetts
My Commission Expires
August 10, 2012

_____ Signature

_Principal_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in partners' capital and cash flows present fairly, in all material respects, the financial position of AEW Securities Limited Partnership (the "Partnership") at December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 7 and 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 27, 2006

AEW SECURITIES LIMITED PARTNERSHIP
STATEMENT OF FINANCIAL CONDITION

As of December 31, 2005

ASSETS

Assets:

Cash and cash equivalents (Note 2)	$ 7,939
Other assets	1,359
Total assets	**$9,298**

LIABILITIES AND CAPITAL

Liabilities:

Accounts payable	$ 6,800
Total liabilities	6,800

Partners' Capital:

General partner – contributions	$ 1,592
Limited partner – contributions	157,608
Retained earnings	(156,702)
Total partners' capital	2,498
Total liabilities and partners' capital	**$ 9,298**

The accompanying notes are an integral part of the financial statements.

AEW SECURITIES LIMITED PARTNERSHIP
STATEMENT OF OPERATIONS

For the year ended December 31, 2005

Revenues:	
Interest income	$ 222
Total revenues	222
Expenses:	
Professional fees	11,200
Insurance	586
Other expenses	2,857
Total expenses	14,643
Net loss	**$ (14,421)**

The accompanying notes are an integral part of the financial statements.

AEW SECURITIES LIMITED PARTNERSHIP
STATEMENT OF CHANGES IN PARTNERS' CAPITAL

For the year ended December 31, 2005

	GENERAL PARTNER	LIMITED PARTNER	TOTAL
Partner's capital – December 31, 2004	$ 84	$ 8,335	$ 8,419
Contributions	85	8,415	8,500
Net loss	(144)	(14,277)	(14,421)
Partner's capital - December 31, 2005	$ 25	$ 2,473	$ 2,498

The accompanying notes are an integral part of the financial statements.

AEW SECURITIES LIMITED PARTNERSHIP
STATEMENT OF CASH FLOWS

For the year ended December 31, 2005

Cash flows from operating activities:

Net loss	$ (14,421)
Decrease in other assets	55
Decrease in current liabilities	(2,050)
Net cash used by operating activities	(16,416)

Cash flows from financing activities:

Partner Contributions	8,500
Net cash from financing activities	8,500
Net Decrease in cash and cash equivalents	7,916
Cash and cash equivalents - beginning of year	15,855
Cash and cash equivalents - end of year	$ 7,939

The accompanying notes are an integral part of the financial statements.

AEW SECURITIES LIMITED PARTNERSHIP

Notes to Financial Statements

1. ### Nature of the Partnership's Business:

    AEW Securities Limited Partnership ("Partnership"), a Massachusetts Limited Partnership, was organized in July 1992. The Partnership is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The General Partner of the Partnership is AEW Capital Management, Inc. (the "GP") and the Limited Partner of the Partnership is AEW Capital Management, L.P. ("AEW Capital Management"), both of which are wholly-owned subsidiaries of IXIS Asset US Group, LP. The Partnership provides for allocation of net income or net loss, and distributions to the partners in accordance with their respective ownership percentages.

2. ### Summary of Significant Accounting Policies:

    #### Cash and Cash Equivalents

    Cash equivalents represent short-term, highly liquid investments that are readily convertible to known amounts of cash.

    #### Income Taxes

    No provision for income taxes is recognized in the accompanying financial statements since the income or loss of the Partnership accrues to and is reportable by the individual partners of the Partnership.

    #### Risks and Uncertainties

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

3. Related Parties:

    The Limited Partner of the Partnership, AEW Capital Management, provides certain services, office facilities and personnel necessary for the Partnership to conduct its business. While the Partnership reimburses AEW Capital Management for the services provided, the costs incurred by the Partnership may not necessarily be the same if an unrelated third party provided such services.

4. Net Capital Requirements:

    Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness as those terms are defined, whichever is greater. Net capital and the related net capital percentage may fluctuate on a daily basis. At December 31, 2005, the Partnership had net capital of $1,139 a minimum net capital requirement of $5,000.

    At December 31, 2005 AEW Securities was in a net capital deficient position. This position was due primarily to the accrual of accounting fees for the year ending December 31, 2005. During the time the Partnership was in a deficient position it conducted no securities activities and promptly reported the deficiency to the NASD and the SEC regional and national offices. AEW Capital Management contributed additional capital on January 20, 2006 to remedy this deficiency.

5   Other Regulatory:

    The Partnership is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, under Section (k) (1). During the year ended December 31, 2005, the Partnership was in compliance with the conditions for the exemption.

AEW SECURITIES LIMITED PARTNERSHIP

Computation of Aggregate Indebtedness and Net Capital Under Rule 15c3-1 of the
Securities Exchange Act of 1934

DECEMBER 31, 2005

Total partners capital	2,498
Less non allowable other assets	(1,359)
Net capital	$ 1,139
Required Capital:	
$5,000 or 6 2/3% of aggregate indebtedness, whichever is greater	$ 5,000
Negative net capital	(3,861)
Net capital as above	$ 1,139

This computation above of aggregate indebtedness and net capital differs from those amounts reported in AEW Securities Limited Partnership's unaudited Part IIA FOCUS Report filed for the year ended December 31, 2005 due to the accrual of filing fees.

AEW SECURITIES LIMITED PARTNERSHIP

Statement of Exemption Pursuant to Rule 15c3-3
December 31, 2005

The Partnership is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, under Section (k) (1). During the year ended December 31, 2005, the Partnership was in compliance with the conditions for the exemption.



PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

**Report of Independent Auditors on Internal Control Required
By SEC Rule 17a-5**

To the Board of Directors of AEW Securities Limited Partnership:

In planning and performing our audit of the financial statements and supplemental schedules of AEW Securities Limited Partnership (the "Partnership") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Partnership, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to

achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2006

2005 Financial Statements

AEW Securities Limited Partnership

Financial Statements For the Year Ended December 31, 2005

Pursuant to Securities and Exchange Commission

Rule 17a-5(d)

Annual Report

AEW SECURITIES LIMITED PARTNERSHIP

FINANCIAL STATEMENTS

For the year ended December 31, 2005

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